Wireless Ronin Technologies, Inc.
14700 Martin Drive
Eden Prairie, Minnesota 55344
[SEC Correspondence]
November 22, 2006
Via EDGAR and Facsimile 202-772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall
Carmen Moncada-Terry
Division of Corporation Finance

Re:	Wireless Ronin Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-136972
Ladies and Gentlemen:
     We are providing an EDGAR transmission of Pre-Effective Amendment No. 4 to the above-referenced registration statement (“Amendment No. 4”) pursuant to the Securities Act of 1933, as amended. Amendment No. 4 reflects the following changes to the prospectus included in the above-referenced Registration Statement:
1.	Clarification regarding the inclusion of loss on debt modifications included as interest expense.
2.	Clarification that certain awards have been made under the 2006 Equity Incentive Plan.

3.	Correct a transposition of two numbers.

4.	Correction of the Principal Shareholders table to reflect an accurate number of shares issuable to certain shareholders upon the conversion of their convertible notes.
     Please note that we have submitted under separate cover a letter withdrawing our Application for Confidential Treatment with respect to the Sale and Purchase Agreement, dated July 11, 2006, between Sealy Corporation and Wireless Ronin Technologies, Inc., and have included an unredacted copy of such agreement as Exhibit 10.23 to Amendment No. 4.
     The Company is prepared to file an acceleration request as soon as possible, requesting an effective time for the Registration Statement of 11:00 a.m. EST on November 27, 2006.
     If you have any questions in connection with this letter, please call me at (952) 224-8114 or Avron L. Gordon at (612) 977-8455.

Very truly yours, Wireless Ronin Technologies, Inc.
By /s/ John A. Witham
John A. Witham, Chief Financial Officer